Exhibit 12.1

Questar Corporation
Ratio of Earnings to Fixed Charges

	12 Months Ended December 31,
	2012	2011	2010
	(dollars in millions)
Earnings
Pretax income from continuing operations before adjustment for income or loss from equity investees	$324.8	$320.5	$297.9
Add (deduct):	—
Fixed charges	60.2	60.5	103.9
Distributed income from equity investees - continuing operations	4.5	4.4	4.0
Distributed income from equity investees - discontinued operations	—	—	1.1
Capitalized interest - continuing operations	(0.2)	(0.6)	(1.2)
Capitalized interest - discontinued operations	—	—	(0.5)
Noncontrolling Interest		—	(1.3)
Total Earnings	$389.3	$384.8	$403.9

Fixed Charges
Interest expense - continuing operations	$57.9	$56.8	$57.1
Interest expense - discontinued operations	—	—	40.2
Capitalized interest - continuing operations	0.2	0.6	1.2
Capitalized interest - discontinued operations	—	—	0.5
Estimate of interest within rental expense - continuing operations	2.1	3.1	3.8
Estimate of interest within rental expense - discontinued operations	—	—	1.1
Total Fixed Charges	$60.2	$60.5	$103.9

Ratio of Earnings to Fixed Charges	6.5	6.4	3.9

For purposes of this presentation, earnings represent income from continuing operations before income taxes adjusted for fixed charges, earnings and distributions of equity investees. Income from continuing operations before income taxes includes Questar’s share of pretax earnings of equity investees. Fixed charges for both continuing operations and discontinued operations consist of total interest charges (expensed and capitalized), amortization of debt issuance costs and losses from reacquired debt, and the interest portion of rental expense estimated at 50%.